The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

August 4, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Rejection of UFJ Group's Appeal against Provisional Injunction

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

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Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name : Tsukasa Tanigawa
Title: Deputy General Manager

The Sumitomo Trust & Banking Co., Ltd.

Rejection of UFJ Group's Appeal against Provisional Injunction

Tokyo, August 4, 2004 --- The Tokyo District Court today rejected an appeal by UFJ Holdings, UFJ Bank and UFJ Trust Bank (collectively, the "UFJ Group") against the provisional injunction granted by the Court last week in favor of Sumitomo Trust.

The UFJ Group had lodged an appeal to the Tokyo District Court in response to the decision of the Court on July 27, 2004 to grant a provisional injunction to restrain the UFJ Group from having discussions with or providing of information to any third party in relation to the integration of UFJ Trust Bank's businesses with Sumitomo Trust's businesses.

This decision of the Tokyo District Court upholds our exclusive right to negotiations relating to the integration of Sumitomo Trust's and UFJ Trust Bank's businesses, and prevents the UFJ Group from discussing or providing information regarding the business transfer, merger, corporate split up or other transactions involving the business of UFJ Trust Bank.

Sumitomo Trust appreciates the decision of the Tokyo District Court as a fair and appropriate decision.

For enquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654